Exhibit 77(d)


                 POLICIES WITH RESPECT TO SECURITY INVESTMENTS

On May 9, 2001, the Board of Trustees of the Registrant approved changes to the Pilgrim Money Market Fund's investment policies to reflect the termination of the Pilgrim Money Market Fund's master-feeder arrangement with the Reserve Institutional Trust. Effective May 21, 2001, the following disclosure reflects the Pilgrim Money Market Fund's revised investment policies (for purposes of this disclosure, the Pilgrim Money Market Fund is referred to as the "Fund"):

     The Fund will invest in short-term money market instruments that have been rated in one of the two highest rating categories by both Standard & Poor's ("S&P") and Moody's Investor Service, Inc. ("Moody's"), both major rating agencies. The Fund invests in short-term money market instruments (those with a remaining maturity of 397 days or less) that offer attractive yields and are considered to be undervalued relative to issues of similar credit quality and interest rate sensitivity.

     Specifically, the Fund will invest in instruments issued by the U.S. Government, its agencies and instrumentalities (U.S. Government Securities); high quality deposit-type obligations, such as negotiable certificates of deposit and time deposits, banker's acceptances and letters of credit of domestic and foreign banks and foreign branches of foreign banks; savings and loans associations and savings banks; other short-term instruments of similar quality; instruments fully collateralized by such obligations; and repurchase agreements under which the Fund may acquire an underlying debt instrument for a relatively short period subject to the obligations of the sellers to repurchase, and of the Fund to resell, at a fixed price.

     The Fund will also ensure that its money market instruments' average weighted maturities do not exceed 90 days.